(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: n/a

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

New Peoples Bankshares, Inc.
Full Name of Registrant

n/a
Former Name if Applicable

67 Commerce Drive
Address of Principal Executive Office (Street and Number)

Honaker, Virginia 24260
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although management of New Peoples Bankshares, Inc. (the “registrant”) has been working diligently to prepare the registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, the work necessary to complete the Quarterly Report cannot be finished in sufficient time to permit the filing on the scheduled due date of May 10, 2005 without unreasonable effort or expense. The registrant currently anticipates filing the Quarterly Report on or before May 16, 2005 (the fifth calendar day following the prescribed due date).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

C. Todd Asbury	(276)	873-6288
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

Although New Peoples Bankshares, Inc. has not finalized its financial statements for the quarter ended March 31, 2005, it is anticipated net income for the quarter will be $688 thousand, or $.10 per share, as compared to $773 thousand, or $.11 per share, for the quarter ended March 31, 2004. The primary reasons for the reduction in net income are an additional provision to the allowance for loan losses of $200 thousand and $152 thousand of interest expense on the trust preferred securities which were issued in July 2004.

New Peoples Bankshares, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 9, 2005	By:	/s/ C. Todd Asbury
Senior Vice President and Chief Financial Officer